UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2016

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 27, 2016, Concordia International Corp. (the “Corporation”) filed an unredacted (other than minor redactions to certain schedules) version of the Credit and Guaranty Agreement dated as of October 21, 2015 previously filed with redactions on SEDAR at www.SEDAR.com on October 30, 2015.
This report on Form 6-K and exhibit 99.1 hereto are hereby incorporated by reference into the Corporation’s Registration Statement on Form F-10 (Registration No. 333-205596).
In conjunction with this filing the Corporation is filing the following exhibit:

Exhibit 99.1
Credit and Guaranty Agreement dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson
	Title:	Chief Executive Officer

Date: July 27, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1
Credit and Guaranty Agreement dated as of October 21, 2015, between the Corporation, certain subsidiaries of the Corporation, as guarantors, Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, as joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto.